Exhibit 99.20

NEWS RELEASE April 16, 2019 #2019-07

Midas Gold Grants Shares & Cash to the Stibnite Foundation

Stibnite Foundation will help to fund important community projects in Idaho

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) today announced it has provided an initial cash grant of $100,000 and issued 1.5 million common shares in the capital of the Company (the “Foundation Shares”), valued at US$877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation (the “Foundation”) were made in accordance with the Company’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement, details of which can be found in the Company’s December 4, 2018 news release. The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

The Foundation Shares are subject to, among other things, a hold period of four months, and may not be traded until August 17, 2019 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

“Being involved in the communities where we work has always been a strong part of the ethos of our company,” said Laurel Sayer, CEO of Midas Gold Idaho. “Since day one, we have helped to support the projects and causes that are important to the community. Over the past ten years, we’ve donated hundreds of thousands of dollars to local organizations, helped support efforts to upgrade two community parks and given many hours of our time to give back to the place we call home. Establishing the Stibnite Foundation is the next chapter of our company’s commitment to giving back to Idaho.”

Midas Gold will be required to directly address impacts of the Stibnite Gold Project, such as power and road improvements and environmental mitigation, through the permitting process. The Stibnite Foundation is intended to be a tool to fund projects that address other community desires and needs that may arise. Midas Gold will fund the Foundation through a combination of cash and stock contributions with the intent that the Foundation forms an endowment that can support local communities for generations. This is the first issuance of shares to the foundation, with additional cash and share grants scheduled tied to future progress.

About the Stibnite Foundation

The Stibnite Foundation was created through the establishment of a Community Agreement between Midas Gold Corp, Midas Gold Idaho and Adams County, Cascade, Council, Donnelly, Idaho County, New Meadows, Riggins and Yellow Pine. The Community Agreement was signed at the end of 2018.

Each of the communities who are part of the agreement appoint one representative to sit on the board of directors for the Stibnite Foundation. Communities are still in the process of appointing their representatives, and these appointments are anticipated to be completed in the near future. The Foundation places decision-making authority into the hands of the board of directors, and in turn the local communities. Midas Gold strongly believes that community members know the best investments to make to have the biggest impact.

Any group or community project may apply for funding from the Foundation, regardless of participation in the Community Agreement.

The Community Agreement obligated Midas Gold to create the Foundation and contribute cash and shares based on calendar and project milestones. In fulfillment of requirements for 2019, in addition to the grant of shares, Midas Gold will contribute a total of $200,000 this year and will provide another $100,000 in 2020. The Stibnite Foundation will continue to receive contributions from Midas Gold throughout operations based on a percentage of profit, as well as an additional grant of shares .

Midas Gold is in the process of establishing the necessary legal and tax status to begin operating as a charitable foundation. Charitable giving will begin within a year after receiving the necessary tax status from the Internal Revenue Service.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions, courses of action and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "advance", "create", "benefit", “intends” or variations of such words and phrases or statements that certain actions, events or results “completion”, "would", "occur" or "be achieved". Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. In making the forward-looking statements in this news release, Midas Gold has applied several material assumptions, including the assumption that general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.